                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                  Mosaix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   619454-10-1
                                ----------------
                                 (CUSIP Number)

                                George A. Pavlov
                               c/o Mayfield Fund,
                        2800 Sand Hill Road, Suite 250,
                              Menlo Park, CA 94025
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 23, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 619454-10-1                                         PAGE 2 OF 25 PAGES

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MAYFIELD VI INVESTMENT PARTNERS, A CALIFORNIA LIMITED PARTNERSHIP
        TAX I.D. 94-3060511   SEE ITEM 2 FOR IDENTIFICATION OF GENERAL PARTNER
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
--------------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
      SHARES                                                          555,602(A)
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER
       EACH                                                                 0(A)
     REPORTING      ------------------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                                                           555,602(A)
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                                                            0(A)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      555,602(A)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  /X/
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            4.2%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 232,340 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See Exhibit A hereto.

                                  SCHEDULE 13D

CUSIP NO. 619454-10-1                                         PAGE 3 OF 25 PAGES

--------------------------------------------------------------------------------

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MAYFIELD VI MANAGEMENT PARTNERS, A CALIFORNIA LIMITED PARTNERSHIP
        TAX I.D. 94-3058675 SEE ITEM 2 FOR A LIST OF GENERAL PARTNERS
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES                                                          555,602(A)
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY           8     SHARED VOTING POWER
       EACH                                                                 0(A)
     REPORTING      ------------------------------------------------------------
      PERSON            9     SOLE DISPOSITIVE POWER
      WITH                                                            555,602(A)
                    -----------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                                                            0(A)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      555,602(A)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  /X/
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            4.2%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 232,340 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See Exhibit A hereto.

                                  SCHEDULE 13D

CUSIP NO. 619454-10-1                                         PAGE 4 OF 25 PAGES

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MAYFIELD VII, A CALIFORNIA LIMITED PARTNERSHIP
        TAX I.D. 94-3167809 SEE ITEM 2 FOR IDENTIFICATION OF GENERAL PARTNER
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                          (a)/ /
                                                                          (b)/X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES                                                          199,782(A)
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY           8     SHARED VOTING POWER
       EACH                                                                 0(A)
     REPORTING      ------------------------------------------------------------
      PERSON            9     SOLE DISPOSITIVE POWER
       WITH                                                           199,782(A)
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                                                            0(A)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      199,782(A)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  /X/
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            1.5%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 588,160 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See Exhibit A hereto.

                                  SCHEDULE 13D


CUSIP NO. 619454-10-1                                         PAGE 5 OF 25 PAGES

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MAYFIELD VII MANAGEMENT PARTNERS, A CALIFORNIA LIMITED PARTNERSHIP
        TAX I.D. 94-3167811 SEE ITEM 2 FOR A LIST OF GENERAL PARTNERS
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES                                                          199,782(A)
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY           8     SHARED VOTING POWER
       EACH                                                                 0(A)
     REPORTING      ------------------------------------------------------------
      PERSON            9     SOLE DISPOSITIVE POWER
       WITH                                                           199,782(A)
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                                                            0(A)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      199,782(A)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  /X/
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            1.5%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 588,160 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See Exhibit A hereto.

                                  SCHEDULE 13D

CUSIP NO. 619454-10-1                                         PAGE 6 OF 25 PAGES

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MAYFIELD ASSOCIATES FUND, A CALIFORNIA LIMITED PARTNERSHIP
        TAX I.D. 94-3062897 SEE ITEM 2 FOR A LIST OF GENERAL PARTNERS
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                          (a)/ /
                                                                          (b)/X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES                                                           23,150(A)
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY           8     SHARED VOTING POWER
       EACH                                                                 0(A)
     REPORTING      ------------------------------------------------------------
      PERSON            9     SOLE DISPOSITIVE POWER
       WITH                                                           23,150(A)
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                                                            0(A)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       23,150(A)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  /X/
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            0.2%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 764,792 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See Exhibit A hereto.

                                  SCHEDULE 13D

CUSIP NO. 619454-10-1                                         PAGE 7 OF 25 PAGES

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MAYFIELD ASSOCIATES FUND II, L.P., A CALIFORNIA LIMITED PARTNERSHIP
        TAX I.D. 94-3191510   SEE ITEM 2 FOR LIST OF GENERAL PARTNERS
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                          (a)/ /
                                                                          (b)/X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES                                                            9,408(A)
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY           8     SHARED VOTING POWER
       EACH                                                                 0(A)
     REPORTING      ------------------------------------------------------------
      PERSON            9     SOLE DISPOSITIVE POWER
       WITH                                                             9,408(A)
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                                                            0(A)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                        9,408(A)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  /X/
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            0.1%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 778,534 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See Exhibit A hereto.

                                  SCHEDULE 13D

CUSIP NO. 619454-10-1                                         PAGE 8 OF 25 PAGES

    ITEM 1.
    SECURITY AND ISSUER.

    The title of the class of securities to which this Schedule 13D relates is Common Stock, $0.01 par value per share (the "Common Stock"), of Mosaix, Inc., a Washington corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6464 185th Avenue N.E., Redmond, WA 98052.

    ITEM 2.
    IDENTITY AND BACKGROUND.

    Set forth below is the following information with respect to each of the persons filing this Schedule 13D and each of its general partners: (a) name;
    (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings during the past five years with respect to any state or federal securities laws and (f) state of organization or citizenship.

I.

a) Mayfield VI Investment Partners, a California limited partnership ("Mayfield VI"). The General Partner of Mayfield VI Investment Partners is Mayfield VI Management Partners, a California limited partnership.
b)  2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)  Mayfield VI Investment Partners is a Limited Partnership Investment Fund.
d)  No convictions in criminal proceedings(1)
e)  No civil or administrative proceedings(1)
f)  California

II.

a) Mayfield VI Management Partners, a California limited partnership ("Mayfield VI Management"). The General Partners of Mayfield VI Management are: F. Gibson Myers, Jr., A. Grant Heidrich, III, Michael J. Levinthal, William D. Unger, Wendell G. Van Auken, III, and Kevin A. Fong (collectively, the "General Partners").
b)  2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)  Mayfield VI Management, is a Limited Partnership Investment Fund Manager.
d)  No convictions in criminal proceedings(1)
e)  No civil or administrative proceedings(1)
f)  California

III.

a) Mayfield VII, a California limited partnership ("Mayfield VII"). The General Partner of Mayfield VII is Mayfield VII Management Partners, a California limited partnership.
b)  2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)  Mayfield VII is a Limited Partnership Investment Fund.
d)  No convictions in criminal proceedings(1)
e)  No civil or administrative proceedings(1)
f)  California

                                  SCHEDULE 13D


CUSIP NO. 619454-10-1                                         PAGE 9 OF 25 PAGES

IV.

a) Mayfield VII Management Partners, a California limited partnership ("Mayfield VII Management"). The General Partners of Mayfield VII Management are: F. Gibson Myers, Jr., A. Grant Heidrich, III, Michael J. Levinthal, William D. Unger, Wendell G. Van Auken, III, Kevin A. Fong, and Yogen K. Dalal (collectively, the "General Partners").
b)  2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)  Mayfield VII Management, is a Limited Partnership Investment Fund Manager.
d)  No convictions in criminal proceedings(1)
e)  No civil or administrative proceedings(1)
f)  California

V.

a) Mayfield Associates Fund, L.P., a California limited partnership ("MAF"). The General Partners of MAF are: F. Gibson Myers, Jr., A. Grant Heidrich, III, Michael J. Levinthal, William D. Unger, and Wendell G. Van Auken, III (collectively the "General Partners")
b)  2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)  Mayfield Associates Fund, L.P., is a Limited Partnership Investment Fund.
d)  No convictions in criminal proceedings(1)
e)  No civil or administrative proceedings(1)
f)  California

VI.

a) Mayfield Associates Fund II, L.P., a California limited partnership ("MAF II"). The General Partners of MAF II are: F. Gibson Myers, Jr., A. Grant Heidrich, III, Michael J. Levinthal, William D. Unger, Wendell G. Van Auken, III, Kevin A. Fong and Yogen Dalal (collectively the "General Partners")
b)  2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)  Mayfield Associates Fund II, L.P., is a Limited Partnership Investment Fund.
d)  No convictions in criminal proceedings(1)
e)  No civil or administrative proceedings(1)
f)  California


VII.  Individual General Partners

VII (a)

a) F. Gibson Myers, Jr., is a General Partner of Mayfield VI Management, Mayfield VII Management, MAF and MAF II.
b)  2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)  Principal of Mayfield Fund, a venture capital investment firm.
d)  No convictions in criminal proceedings(1)
e)  No civil or administrative proceedings(1)
f)  U.S. Citizen

                                  SCHEDULE 13D

CUSIP NO. 619454-10-1                                        PAGE 10 OF 25 PAGES

VII (b)

a) A. Grant Heidrich, III, is a General Partner of Mayfield VI Management, Mayfield VII Management, MAF and MAF II.
b)  2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)  Principal of Mayfield Fund, a venture capital investment firm.
d)  No convictions in criminal proceedings(1)
e)  No civil or administrative proceedings(1)
f)  U.S. Citizen

VII (c)

a) Michael J. Levinthal is a General Partner of Mayfield VI Management, Mayfield VII Management, MAF and MAF II.
b)  2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)  Principal of Mayfield Fund, a venture capital investment firm.
d)  No convictions in criminal proceedings(1)
e)  No civil or administrative proceedings(1)
f)  U.S. Citizen

VII (d)

a) William D. Unger is a General Partner of Mayfield VI Management, Mayfield VII Management, MAF and MAF II.
b)  2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)  Principal of Mayfield Fund, a venture capital investment firm.
d)  No convictions in criminal proceedings(1)
e)  No civil or administrative proceedings(1)
f)  U.S. Citizen

VII (e)

a) Wendell G. Van Auken, III, is a General Partner of Mayfield VI Management, Mayfield VII Management, MAF and MAF II.
b)  2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)  Principal of Mayfield Fund, a venture capital investment firm.
d)  No convictions in criminal proceedings(1)
e)  No civil or administrative proceedings(1)
f)  U.S. Citizen

VII (f)

a) Kevin A. Fong is a General Partner of Mayfield VI Management, Mayfield VII Management and MAF II.
b)  2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)  Principal of Mayfield Fund, a venture capital investment firm.
d)  No convictions in criminal proceedings(1)
e)  No civil or administrative proceedings(1)
f)  U.S. Citizen

                                  SCHEDULE 13D

CUSIP NO. 619454-10-1                                        PAGE 11 OF 25 PAGES

VII (g)
a)  Yogen K. Dalal is a General Partner of Mayfield VII, Management  and MAF II.
b)  2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)  Principal of Mayfield Fund, a venture capital investment firm.
d)  No convictions in criminal proceedings(1)
e)  No civil or administrative proceedings(1)
f)  U.S. Citizen


---------------------------

Footnote to Item 2:

(1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


    ITEM 3.
    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The shares of the Issuer's Common Stock with respect to which this Schedule 13D is being filed were acquired by the reporting persons via a merger (the "Merger"). Prior to the Merger, the reporting persons were shareholders of Viewstar, Inc. ("Viewstar"), the target company in the Merger. By virtue of such Merger, the reporting persons became shareholders of the issuer. Upon completion of the Merger, the Preferred Stock of Viewstar was subject to a conversion ratio of .693 shares of the issuers Common Stock for every 3.5 shares of Viewstar Preferred Stock, and the Common Stock of Viewstar was converted into issuer Common Stock at a ratio of .693:1. The shares of Viewstar were originally purchased by the reporting persons using general investment funds contributed by their respective partners or members.

    At the time of the Merger, the issuer operated under the name of Digital Systems International, Inc. ("Digital"). Effective January 1, 1997, Digital changed its name to Mosaix, Inc.


    ITEM 4.
    PURPOSE OF TRANSACTION.

    The acquisition of the shares of the Issuer's Common Stock that are the subject of this filing was pursuant to the Merger, which was approved by the shareholders of the Issuer at a special meeting held on December 20, 1996. Such acquisition was not made with a view to distribution of the shares or with a view toward acquiring control of the Issuer. The reporting persons may sell all or part of such shares or acquire additional securities of the Issuer depending on market conditions and other economic factors.

    Except as described above, no reporting person has any plans or proposals that relate to or would result in:

    1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                                  SCHEDULE 13D

CUSIP NO. 619454-10-1                                       PAGE 12 OF 25 PAGES

    3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    4. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    5. Any material change in the present capitalization or dividend policy of the Issuer;

    6. Any other material change in the Issuer's business or corporate structure;

    7. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

    8. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

    10. Any action similar to any of those enumerated above.


    ITEM 5.
    INTEREST IN SECURITIES OF THE ISSUER.

    (A) AND (B) With respect to the amount of Common Stock beneficially owned by each reporting person, the nature of such beneficial ownership and the related percentages of the class of Common Stock, the information contained in each of the cover pages and in Exhibit A hereto is incorporated by reference herein. As indicated in the cover pages hereto , pursuant to Rule 13d-4 each of the reporting persons hereby expressly disclaims beneficial ownership with respect to any and all shares beneficially owned by the other reporting persons indicated in this Schedule 13D. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this
    Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

    Entity                                 Shares Beneficially    Owned Percent of Class(1)
    ------                                 -------------------    -------------------------
Mayfield VI                                        555,602(2)              4.19%
Mayfield VI Management                             555,602(2)              4.19%
Mayfield VII                                       199,782(3)              1.51%
Mayfield VII Management                            199,782(3)              1.51%
Mayfield Associates Fund                            23,150(4)              0.17%
Mayfield Associates Fund II                          9,408(5)              0.07%
--------------------------------------------------------------------------------
  Total                                            787,942                 5.94%

----------

    (1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on 13,266,502 shares of the Common Stock of the Company outstanding, as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

    (2) These shares are held of record by Mayfield VI, which has sole voting and investment power with respect to such shares. Mayfield VI Management, as the general partner of Mayfield VI, may be deemed to also have sole voting

                                  SCHEDULE 13D

CUSIP NO. 619454-10-1                                        PAGE 13 OF 25 PAGES

        and investment power with respect to such shares. The individual general partners of Mayfield VI may be deemed to have shared voting and dispositive power over the 555,602 shares held of record by Mayfield VI.

    (3) These shares are held of record by Mayfield VII, which has sole voting and investment power with respect to such shares. Mayfield VII Management, as the general partner of Mayfield VII, may be deemed to also have sole voting and investment power with respect to such shares. The individual general partners of Mayfield VII may be deemed to have shared voting and dispositive power over the 199,782 shares held of record by Mayfield VII.

    (4) These shares are held of record by MAF, which has sole voting and investment power with respect to such shares. The General Partners of MAF may be deemed to have shared voting and dispositive power over the 23,150 shares held of record by MAF.

    (5) These shares are held of record by MAF II, which has sole voting and investment power with respect to such shares. The General Partners of MAF II may be deemed to have shared voting and dispositive power over the 9,408 shares held of record by MAF II.


    (C) The following is a list of transactions in the Issuer's securities by the filing parties within the last 60 days:

        The only transaction in the Issuer's securities was the Merger. The information set forth in Item 3 hereof is hereby incorporated by reference.


    ITEM 6.
    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Under the terms of the Limited Partnership Agreements for Mayfield VI, Mayfield VII, MAF and MAF II (the "Funds"), the respective general partners of such Funds possess the power to manage the investment activities of the Funds, including the power to vote and direct the disposition of the securities with respect to which this Schedule 13D is filed.


    ITEM 7.
    MATERIAL TO BE FILED AS EXHIBITS.

    The following exhibits are attached hereto:

    A - Beneficial Ownership of Each Reporting Person

    B - Statement Appointing Designated Filer and Authorized Signer

                                  SCHEDULE 13D

CUSIP NO. 619454-10-1                                        PAGE 14 OF 25 PAGES

                                        SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated:  March 31, 1997

                                        MAYFIELD VI INVESTMENT PARTNERS,
                                        A California Limited Partnership

                                        By: MAYFIELD VI MANAGEMENT PARTNERS,
                                            a California Limited Partnership,
                                            Its General Partner


                                        By: /s/ George A. Pavlov
                                            ------------------------------------
                                            Name: George A. Pavlov
                                            Title: Authorized Signatory


                                        MAYFIELD VI MANAGEMENT PARTNERS,
                                        A California Limited Partnership


                                        By: /s/ George A. Pavlov
                                            ------------------------------------
                                            Name: George A. Pavlov
                                            Title: Authorized Signatory


                                        MAYFIELD VII,
                                        A California Limited Partnership


                                        By: MAYFIELD VII MANAGEMENT PARTNERS,
                                            a California Limited Partnership,
                                            Its General Partner


                                        By: /s/ George A. Pavlov
                                            ------------------------------------
                                            Name: George A. Pavlov
                                            Title: Authorized Signatory


                                        MAYFIELD VII MANAGEMENT PARTNERS,
                                        A California Limited Partnership


                                        By: /s/ George A. Pavlov
                                            ------------------------------------
                                            Name: George A. Pavlov
                                            Title: Authorized Signatory

                                  SCHEDULE 13D

CUSIP NO. 619454-10-1                                        PAGE 15 OF 25 PAGES

                                        MAYFIELD ASSOCIATES FUND, L.P.,
                                        A California Limited Partnership


                                        By: /s/ George A. Pavlov
                                            ------------------------------------
                                            Name: George A. Pavlov
                                            Title: Authorized Signatory

                                        MAYFIELD ASSOCIATES FUND II, L.P.,
                                        A California Limited Partnership


                                        By: /s/ George A. Pavlov
                                            ------------------------------------
                                            Name: George A. Pavlov
                                            Title: Authorized Signatory

                                  SCHEDULE 13D

CUSIP NO. 619454-10-1                                        PAGE 16 OF 25 PAGES

                                    EXHIBIT A

                  BENEFICIAL OWNERSHIP OF EACH REPORTING PERSON

Name of Reporting Person                           Number of Shares   Percent of Class(1)
------------------------                           ----------------   -------------------
Mayfield VI Investment Partners,                        555,602            4.19%
a California Limited Partnership
Mayfield VI Management Partners,                        555,602(2)         4.19%
a California Limited Partnership
Mayfield VII,                                           199,782            1.51%
a California Limited Partnership
Mayfield VII Management Partners,                       199,782(3)         1.51%
a California Limited Partnership
Mayfield Associates Fund, L.P.,                          23,150            0.17%
a California Limited Partnership
Mayfield Associates Fund II, L.P.,                        9,408            0.07%
a California Limited Partnership
                                                        -------         -------
     TOTAL                                              787,942            5.94%

(1) The respective percentages set forth in this column were obtained by dividing the number of shares in the second column by the aggregate number of outstanding shares of Common Stock, which aggregate amount, according to the cover page of the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996, was 13,266,502 .

(2) Represents shares held of record by Mayfield VI, of which Mayfield VI Management and certain individuals listed in Item 2 are the general partners.

(3) Represents shares held of record by Mayfield VII, of which Mayfield VII Management and certain individuals listed in Item 2 are the general partners.

                                  SCHEDULE 13D

CUSIP NO. 619454-10-1                                        PAGE 17 OF 25 PAGES

                                    EXHIBIT B

         STATEMENT APPOINTING DESIGNATED FILER AND AUTHORIZED SIGNATORY

         Each of the undersigned entities and individuals (collectively, the "Reporting Persons") hereby designates the entity listed in Column II of EXHIBIT A hereto, or such other person or entity as is designated in writing by George
A. Pavlov (any such entity is referred to as the "Designated Filer") as the beneficial owner to make filings of Schedules 13D and 13G (and any amendments thereto) pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and of Forms 3, 4 and 5 (and any amendments thereto) pursuant to
Section 16(a) of the Exchange Act (collectively, the "Reports") with respect to the securities of the entities listed in Column I of EXHIBIT A hereto and with respect to the securities of any other entity whose securities are now, or hereafter become, publicly traded and whose securities are beneficially owned (directly or indirectly) both by such Reporting Person and by such Designated Entity (collectively, the "Companies").

         Each Reporting Person hereby further authorizes and designates GEORGE
A. PAVLOV (the "Authorized Signatory") to execute and file on behalf of such Reporting Person the Reports with respect to the securities of the Companies, including all Schedules 13D and 13G and Forms 3, 4 and 5, and any amendments thereto, that the Reporting Person may be required to file with the United States Securities and Exchange Commission as a result of the Reporting Person's ownership of, or transactions in securities of the Companies.

         The authority of the Designated Filer and the Authorized Signatory under this document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file Schedules 13D or 13G or Forms 3, 4 and 5 with respect to the Reporting Person's ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person's responsibilities to comply with Section 13(d) or Section 16 of the Exchange Act.

Date: February 10, 1997                MAYFIELD IV,
                                       a California Limited Partnership

                                       By:      /s/ George A. Pavlov
                                            ------------------------------------
                                                Authorized Signatory


Date: February 10, 1997                MAYFIELD V,
                                       a California Limited Partnership

                                       By:      /s/ George A. Pavlov
                                            ------------------------------------
                                                Authorized Signatory

                                  SCHEDULE 13D


CUSIP NO. 619454-10-1                                        PAGE 18 OF 25 PAGES

Date: February 10, 1997               MAYFIELD VI INVESTMENT PARTNERS,
                                      a California Limited Partnership

                                      By:      Mayfield VI Management Partners,
                                               a California Limited Partnership,
                                               Its General Partner


                                      By:      /s/ George A. Pavlov
                                            ------------------------------------
                                               Authorized Signatory

Date: February 10, 1997               MAYFIELD VI MANAGEMENT PARTNERS,
                                      a California Limited Partnership


                                      By:      /s/ George A. Pavlov
                                            ------------------------------------
                                               Authorized Signatory


Date: February 10, 1997               MAYFIELD VII
                                      a California Limited Partnership

                                      By:      Mayfield VII Management Partners,
                                               a California Limited Partnership,
                                               Its General Partner


                                      By:      /s/ George A. Pavlov
                                            ------------------------------------
                                               Authorized Signatory


Date: February 10, 1997               MAYFIELD VII MANAGEMENT PARTNERS,
                                      a California Limited Partnership



                                      By:      /s/ George A. Pavlov
                                            ------------------------------------
                                               Authorized Signatory

                                  SCHEDULE 13D

CUSIP NO. 619454-10-1                                        PAGE 19 OF 25 PAGES

Date: February 10, 1997               MAYFIELD VIII,
                                      a California Limited Partnership

                                      By:      Mayfield VIII Management, L.L.C.,
                                               Its General Partner


                                      By:      /s/ George A. Pavlov
                                            ------------------------------------
                                               Authorized Signatory


Date: February 10, 1997               MAYFIELD VIII MANAGEMENT, L.L.C.,
                                      a Delaware Limited Liability Company



                                      By:      /s/ George A. Pavlov
                                            ------------------------------------
                                               Authorized Signatory


Date: February 10, 1997               MAYFIELD SOFTWARE PARTNERS,
                                      a California Partnership

                                      By:      Mayfield VI Investment Partners,
                                               a California Limited Partnership,
                                               Its General Partner

                                      By:      Mayfield VI Management Partners,
                                               a California Limited Partnership,
                                               Its General Partner


                                      By:      /s/ George A. Pavlov
                                            ------------------------------------
                                               Authorized Signatory

                                  SCHEDULE 13D


CUSIP NO. 619454-10-1                                        PAGE 20 OF 25 PAGES

Date: February 10, 1997               MAYFIELD SOFTWARE TECHNOLOGY PARTNERS,
                                      a California Partnership

                                      By:      Mayfield VI Investment Partners,
                                               a California Limited Partnership,
                                               Its General Partner

                                      By:      Mayfield VI Management Partners,
                                               a California Limited Partnership,
                                               Its General Partner


                                      By:      /s/ George A. Pavlov
                                            ------------------------------------
                                               Authorized Signatory


Date: February 10, 1997               MAYFIELD MEDICAL PARTNERS,
                                      a California Partnership

                                      By:      Mayfield VI Investment Partners,
                                               a California Limited Partnership,
                                               Its General Partner

                                      By:      Mayfield VI Management Partners,
                                               a California limited partnership,
                                               Its General Partner


                                      By:      /s/ George A. Pavlov
                                            ------------------------------------
                                               Authorized Signatory

                                  SCHEDULE 13D


CUSIP NO. 619454-10-1                                        PAGE 21 OF 25 PAGES

Date: February 10, 1997               MAYFIELD MEDICAL PARTNERS 1992,
                                      a California Partnership

                                      By:      Mayfield VII,
                                               a California Limited Partnership,
                                               Its General Partner

                                      By:      Mayfield VII Management Partners,
                                               a California limited partnership,
                                               Its General Partner


                                      By:      /s/ George A. Pavlov
                                            ------------------------------------
                                               Authorized Signatory


Date: February 10, 1997               MAYFIELD ASSOCIATES FUND,
                                      a California Limited Partnership



                                      By:      /s/ George A. Pavlov
                                            ------------------------------------
                                               Authorized Signatory



Date: February 10, 1997               MAYFIELD ASSOCIATES FUND II,
                                      a California Limited Partnership



                                      By:      /s/ George A. Pavlov
                                            ------------------------------------
                                               Authorized Signatory

                                  SCHEDULE 13D


CUSIP NO. 619454-10-1                                        PAGE 22 OF 25 PAGES

Date: February 10, 1997                      /s/ Yogen K. Dalal
                                            ------------------------------------
                                             YOGEN K. DALAL


Date: February 10, 1997                      /s/ Kevin A. Fong
                                            ------------------------------------
                                             KEVIN A. FONG



Date: February 10, 1997                      /s/ A. Grant Heidrich, III
                                            ------------------------------------
                                             A. GRANT HEIDRICH, III


Date: February 10, 1997                      /s/ Russell C. Hirsch
                                            ------------------------------------
                                             RUSSELL C. HIRSCH


Date: February 10, 1997                      /s/ Wende S. Hutton
                                            ------------------------------------
                                             WENDE S. HUTTON


Date: February 10, 1997                      /s/ Michael J. Levinthal
                                            ------------------------------------
                                             MICHAEL J. LEVINTHAL


Date: February 10, 1997                      /s/ F. Gibson Myers, Jr.
                                            ------------------------------------
                                             F. GIBSON MYERS, JR.


Date: February 10, 1997                      /s/ William D. Unger
                                            ------------------------------------
                                             WILLIAM D. UNGER


Date: February 10, 1997                      /s/ Wendell G. Van Auken, III
                                            ------------------------------------
                                               WENDELL G. VAN AUKEN, III

                                  SCHEDULE 13D


CUSIP NO. 619454-10-1                                        PAGE 23 OF 25 PAGES

                                    EXHIBIT A


COLUMN I                                 COLUMN II                   PERSONS/ENTITIES ON WHOSE BEHALF
PUBLICLY TRADED COMPANY                  DESIGNATED FILER            THE DESIGNATED FILER MAY ACT
-------------------------------------------------------------------------------------------------------------
ADVENT SOFTWARE, INC.                    MAYFIELD VII                MAYFIELD VII MANAGEMENT PARTNERS,
                                                                     MAYFIELD ASSOCIATES FUND II,
                                                                     YKD, FGM, KAF, WDU, WVA,
                                                                     MJL, AGH

BROADVISION, INC.                        MAYFIELD VII                MAYFIELD VII MANAGEMENT PARTNERS,
                                                                     MAYFIELD ASSOCIATES FUND II,
                                                                     YKD, KAF, MJL

DIGITAL GENERATION SYSTEMS,              MAYFIELD VII                MAYFIELD VII MANAGEMENT PARTNERS,
INC.                                                                 MAYFIELD ASSOCIATES FUND II,
                                                                     YKD, KAF, WDU, WVA, MJL,
                                                                     AGH

DIGITAL SYSTEMS                          MAYFIELD VI                 MAYFIELD VI MANAGEMENT PARTNERS,
INTERNATIONAL, INC.                      INVESTMENT                  MAYFIELD VII,
(MOSAIX, INC.)                           PARTNERS                    MAYFIELD VII MANAGEMENT PARTNERS,
                                                                     MAYFIELD ASSOCIATES FUND,
                                                                     MAYFIELD ASSOCIATES FUND II

GYNECARE, INC.                           MAYFIELD VII                MAYFIELD VII MANAGEMENT PARTNERS,
                                                                     MAYFIELD ASSOCIATES FUND II,
                                                                     YKD, FGM, KAF, WDU, MJL,
                                                                     AGH, WSH

HEARTSTREAM, INC.                        MAYFIELD VII                MAYFIELD VII MANAGEMENT PARTNERS,
                                                                     MAYFIELD ASSOCIATES FUND II,
                                                                     YKD, FGM, KAF, WDU, WVA,
                                                                     MJL, AGH, WSH

INCONTROL, INC.                          MAYFIELD VI                 MAYFIELD VI MANAGEMENT PARTNERS,
                                         INVESTMENT                  MAYFIELD MEDICAL PARTNERS,
                                         PARTNERS                    YKD, FGM, KAF, WDU, WVA,
                                                                     MJL, AGH

                                  SCHEDULE 13D

CUSIP NO. 619454-10-1                                        PAGE 24 OF 25 PAGES

MILLENNIUM                               MAYFIELD VII                MAYFIELD VII MANAGEMENT PARTNERS,
PHARMACEUTICALS, INC.                                                MAYFIELD ASSOCIATES FUND II,
                                                                     MAYFIELD MEDICAL PARTNERS 1992,
                                                                     YKD, FGM, KAF, WDU, WVA,
                                                                     MJL, AGH

PRISM SOLUTIONS, INC.                    MAYFIELD VI                 MAYFIELD VI MANAGEMENT PARTNERS,
                                         INVESTMENT                  MAYFIELD ASSOCIATES FUND,
                                         PARTNERS                    MAYFIELD SOFTWARE TECHNOLOGY
                                                                     PARTNERS,
                                                                     YKD, FGM, KAF, WDU, WVA,
                                                                     MJL

SPECTRALINK CORPORATION                  MAYFIELD VI                 MAYFIELD VI MANAGEMENT PARTNERS,
                                         INVESTMENT                  MAYFIELD ASSOCIATES FUND,
                                         PARTNERS                    YKD

ADEPT TECHNOLOGY, INC.                   MAYFIELD V                  MAYFIELD IV, AGH,WVA,WDU

ARBOR SOFTWARE, INC.                     MAYFIELD VI                 MAYFIELD ASSOCIATES FUND,
                                         INVESTMENT                  FGM, KAF, WDU
                                         PARTNERS

CELERITEK                                MAYFIELD V                  MAYFIELD V

CITRIX SYSTEMS, INC.                     MAYFIELD VI                 MAYFIELD ASSOCIATES FUND,
                                         INVESTMENT                  FGM, KAF, WVA, WDU
                                         PARTNERS

DATALOGIX CORPORATION                    MAYFIELD VI                 MAYFIELD ASSOCIATES FUND,
                                         INVESTMENT                  KAF, WDU
                                         PARTNERS

INSITE VISION, INC.                      MAYFIELD V                  WDU

PHARMACYCLICS, INC.                      MAYFIELD VII                MAYFIELD ASSOCIATES FUND II

PURE SOFTWARE, INC.                      MAYFIELD VI                 MAYFIELD SOFTWARE PARTNERS,
                                         INVESTMENT                  MAYFIELD ASSOCIATES FUND,
                                         PARTNERS                    MAYFIELD ASSOCIATES FUND II,
                                                                     AGH

SANDISK CORPORATION                      MAYFIELD VI                 MAYFIELD ASSOCIATES FUND,
                                         INVESTMENT                  FGM, KAF, WDU
                                         PARTNERS

                                  SCHEDULE 13D

CUSIP NO. 619454-10-1                                        PAGE 25 OF 25 PAGES

THE VANTIVE CORPORATION                  MAYFIELD VI                 MAYFIELD ASSOCIATES FUND
                                         INVESTMENT                  FGM, KAF, WVA, WDU
                                         PARTNERS

VISIONEER, INC.                          MAYFIELD VII                MAYFIELD ASSOCIATES FUND II,
                                                                     MAYFIELD SOFTWARE PARTNERS,
                                                                     YKD, FGM, KAF, WVA, WDU

VIVUS, INC.                              MAYFIELD VI                 MAYFIELD VII,
                                         INVESTMENT                  MAYFIELD ASSOCIATES FUND,
                                         PARTNERS                    MAYFIELD ASSOCIATES FUND II,
                                                                     YKD, FGM, KAF, WDU, WVA,
                                                                     MJL, AGH


YKD= Yogen K. Dalal           FGM= F. Gibson Myers, Jr.          KAF= Kevin A. Fong
WDU= William D. Unger         WVA= Wendell G. Van Auken III      MJL= Michael J. Levinthal
AGH= A. Grant Heidrich III    WSH= Wende S. Hutton